July 18, 2014

Via EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hospira, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed February 12, 2014

File No. 001-31946

Dear Mr. Rosenberg:

We received your letter of July 9, 2014 containing the Staff’s comments regarding our annual report on Form 10-K for the year ended December 31, 2013.

As discussed with Mr. James Peklenk on July 18, 2014, we respectfully request an additional ten business days to respond to those comments.  We will submit our response, via EDGAR, on or before Wednesday, August 6, 2014.

Please feel free to contact me if you have any questions.

Sincerely,

/s/ Koreen A. Ryan

Koreen A. Ryan
Senior Counsel, Corporate and Securities

Hospira, Inc.

275 North Field Drive

Dept. NLEG Bldg. H1-4S

Lake Forest, IL  60045

T 224.212.2199   F 224.212.2088

www.hospira.com